SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐        No  ☒

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three month period ended March 31, 2008, QIAGEN N.V. prepared its quarterly reports under both United States Generally Accepted Accounting Principles (US GAAP) as well as International Financial Reporting Standards (IFRS). Theses quarterly reports are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: June 2, 2008

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	US GAAP Quarterly Report for the Period Ended March 31, 2008

99.2	IFRS Quarterly Report for the Period Ended March 31, 2008

5

EXHIBIT 99.1

QIAGEN N.V.

US GAAP QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2008

Financial Information

Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	2

Condensed Consolidated Statements of Income (unaudited) for the three months ended March 31, 2008 and 2007	4

Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2008 and 2007	5

Notes to Condensed Consolidated Financial Statements (unaudited)	7

Operating and Financial Review and Prospects	22

Quantitative and Qualitative Disclosures About Market Risk	29

Recent Authoritative Pronouncements	30

Application of Critical Accounting Policies, Judgments and Estimates	30

Legal Proceedings	32

Risk Factors	32

March 31, 2008 U.S. GAAP Quarterly Report	1

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	March 31, 2008	December 31, 2007
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$351,561	$347,320
Marketable securities	—	2,313
Accounts receivable, net of allowance for doubtful accounts of $2,891 and $3,344 in 2008 and 2007, respectively	152,459	136,707
Notes receivable	5,609	5,139
Income taxes receivable	11,343	10,696
Inventories, net	99,095	88,346
Prepaid expenses and other	37,063	33,693
Deferred income taxes	38,532	23,732

Total current assets	695,662	647,946

Long-Term Assets:
Property, plant and equipment, net	299,597	283,491
Goodwill	1,113,354	1,107,882
Intangible assets, net of accumulated amortization of $84,045 and $65,129 in 2008 and 2007, respectively	631,078	639,107
Deferred income taxes	75,092	72,128
Other assets	27,463	24,620

Total long-term assets	2,146,584	2,127,228

Total assets	$2,842,246	$2,775,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2008 U.S. GAAP Quarterly Report	2

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	March 31, 2008	December 31, 2007
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$37,822	$40,379
Accrued and other liabilities (of which $10,086 and $6,410 due to related parties in 2008 and 2007, respectively, see Note 8)	99,569	104,224
Income taxes payable	22,643	13,456
Current portion of capital lease obligations	2,962	2,769
Deferred income taxes	6,739	4,903

Total current liabilities	169,735	165,731

Long-Term Liabilities:
Long-term debt (of which $450,000 in 2008 and 2007 due to related parties, see Note 8)	950,000	950,000
Capital lease obligations, net of current portion	33,182	33,017
Deferred income taxes	226,838	225,893
Other	10,832	8,405

Total long-term liabilities	1,220,852	1,217,315

Minority interest in consolidated subsidiary	613	553

Commitments and Contingencies (Note 14)

Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—196,296,429 and 195,335,076 shares in 2008 and 2007, respectively	2,190	2,175
Additional paid-in capital	937,243	925,597
Retained earnings	409,112	388,779
Accumulated other comprehensive income	102,501	75,024

Total shareholders’ equity	1,451,046	1,391,575

Total liabilities and shareholders’ equity	$2,842,246	$2,775,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2008 U.S. GAAP Quarterly Report	3

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended March 31,
	2008	2007
	(unaudited)
Net sales	$207,106	$127,879
Cost of sales	55,056	38,926
Cost of sales—acquisition related intangible amortization	10,826	1,907

Gross profit	141,224	87,046

Operating Expenses:
Research and development	21,369	11,531
Sales and marketing	54,078	31,303
General and administrative	19,903	13,626
Acquisition, integration and related costs	8,725	690
Acquisition related intangible amortization	3,651	691
Relocation, restructuring and related costs	460	409

Total operating expenses	108,186	58,250

Income from operations	33,038	28,796

Other Income (Expense):
Interest income	2,972	5,166
Interest expense	(10,451)	(4,691)
Other income (expense), net	2,135	(254)

Total other (expense) income	(5,344)	221

Income before provision for income taxes and minority interest	27,694	29,017
Provision for income taxes	7,301	9,150
Minority interest	60	—

Net income	$20,333	$19,867

Basic and diluted net income per Common Share	$0.10	$0.13

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2008 U.S. GAAP Quarterly Report	4

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2008	2007
	(unaudited)
Cash Flows From Operating Activities:
Net income	$20,333	$19,867
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	10,953	6,138
Acquisition related items:
Amortization of purchased intangible assets	14,477	2,598
Share-based compensation:
Share-based compensation expense	2,178	327
Tax effect from share-based compensation	(3,291)	(535)
Provision for losses on accounts receivable	264	229
Deferred income taxes	(14,194)	492
(Gain) on sale of marketable securities	(780)	—
Other non cash items	(455)	(385)
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(137)	(1,487)
Accounts receivable	(12,864)	(5,069)
Income taxes receivable	136	(2,741)
Inventories	(9,540)	(2,159)
Prepaid expenses and other	(1,442)	(4,261)
Other assets	2,306	(313)
Increase (decrease) in:
Accounts payable	(5,685)	(2,370)
Accrued and other liabilities	(10,400)	7,759
Income taxes payable	11,437	3,075
Other long-term liabilities	2,382	15

Net cash provided by operating activities	5,678	21,180

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(9,544)	(6,839)
Proceeds from sale of equipment	36	391
Purchases of intangible assets	(741)	(14,602)
Loan to Dx Assays Pte. Ltd.	(1,441)	—
Purchases of marketable securities	—	(45,265)
Sales of marketable securities	2,313	857
Cash paid for acquisitions, net of cash acquired	(869)	(3,153)
Other	—	163

Net cash used in investing activities	(10,246)	(68,448)

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2008 U.S. GAAP Quarterly Report	5

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

(in thousands)

	Three Months Ended March 31,
	2008	2007
Cash Flows From Financing Activities:
Principal payments on capital leases	(687)	(168)
Proceeds from subscription receivables	150	110
Excess tax benefits from share based compensation	3,291	535
Issuance of Common Shares under employee stock plans	6,042	2,513
Other	(541)	—

Net cash provided by financing activities	8,255	2,990

Effect of exchange rate changes on cash and cash equivalents	554	(9)
Net increase (decrease) in cash and cash equivalents	4,241	(44,287)
Cash and cash equivalents, beginning of period	347,320	430,357

Cash and cash equivalents, end of period	351,561	$386,070

Supplemental Cash Flow Disclosures:
Cash paid for interest	$4,237	$5,367
Cash paid for income taxes	$4,535	$7,238
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$—	$59

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2008 U.S. GAAP Quarterly Report	6

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation including amounts reported in prior periods as acquisition-related intangible amortization within operating expenses which are now included as a separate component of cost of sales.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

2. Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161) – an amendment of SFAS 133. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 will impact disclosures only and will not have an impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 requires disclosure of information that enables users of the financial statements to access the inputs use to develop fair value measurements and, for recurring fair value measurements using significant unobservable inputs, the effects of the measurements on earnings for the period. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position 157-2, “Effective date of FASB 157,” which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. In accordance with the Staff Position, we adopted SFAS 157 for financial assets and liabilities as of January 1, 2008. The adoption did not have an impact on our consolidated results of operations and financial position. Additional information with respect to the adoption of this standard is set forth in Note 7 to the consolidated financial statements.

March 31, 2008 U.S. GAAP Quarterly Report	7

3. Share-Based Payments

Stock-Based Payments

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, non-qualified stock options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain awards will be accelerated in the event of a Change of Control, as defined in the Plan. The Company had approximately 17.7 million shares of common stock reserved and available for issuance under this plan at March 31, 2008.

In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 4.5 million shares of the Company’s common stock has been reserved for issuances under these plans of which 1.2 million shares remain reserved and available for issuance as of March 31, 2008. The total number of shares reserved for issuance under these plans includes shares of common stock underlying all options and other awards that the Company has assumed in connection with the acquisition of Digene Corporation.

The Company accounts for share-based payments in accordance with the provisions of SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires measurement and recognition of compensation expense for all share-based awards made to employees and directors. Under SFAS 123(R), the fair value of share-based payments is estimated at grant date using an option pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Since share-based compensation under SFAS 123(R) is recognized only for those awards that are ultimately expected to vest, the Company has applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in estimates impact compensation cost in the period in which the change in estimate occurs.

Stock Options

Generally, stock options granted vest over a three-year period. To date, all option grants have been at the closing market price on the grant date or at a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model in accordance with SFAS No. 123(R) and SAB 107. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the period ended March 31, 2008, the estimated weighted average forfeiture rate was 4.9%.

March 31, 2008 U.S. GAAP Quarterly Report	8

During the three-month periods ended March 31, 2008 and 2007, the Company granted options to purchase 216,146 and 249,593 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three-month periods ended March 31, 2008 and 2007:

	2008	2007
Stock price volatility	39.5%	39.6%
Risk-free interest rate	2.73%	4.46%
Expected life (in years)	5.61	5.87
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of March 31, 2008 and changes during the three months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	11,362,641	$13.63
Granted	216,146	$22.43
Exercised	(605,215)	$9.69
Forfeited and cancelled	(31,058)	$28.96

Outstanding at March 31, 2008	10,942,514	$13.98	5.18	$87,655,123

Exercisable at March 31, 2008	10,300,611	$13.69	4.93	$85,887,697

Vested and expected to vest at March 31, 2008	10,913,758	$13.97	0.09	$87,544,999

The weighted average grant-date fair value of options granted during the three months ended March 31, 2008 was $8.84. For the three months ended March 31, 2008 and 2007, options to purchase 605,215 and 343,211 shares, respectively, were exercised. The total intrinsic value of options exercised during the three months ended March 31, 2008 and 2007 was $7.3 million and $3.8 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards is approximately $4.0 million and will be recognized over a weighted average period of approximately 1.5 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 3% for the three months ended March 31, 2008. At March 31, 2008, there was $30.7 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 4.01 years. The weighted average grant date fair value of restricted stock units granted during the first quarter of 2008 was $21.99. A summary of the Company’s restricted stock units as of March 31, 2008 and changes during the three months then ended is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	1,585,558
Granted	542,246
Released	(335,215)
Forfeited and cancelled	(5,543)

Outstanding at March 31, 2008	1,787,046	4.01	$37,170,557

Vested and expected to vest at March 31, 2008	1,716,966	3.88	$35,712,893

March 31, 2008 U.S. GAAP Quarterly Report	9

Compensation Expense

Total share-based compensation expense for the three months ended March 31, 2008 and 2007 is comprised of the following:

Compensation Expense (in thousands)	March 31, 2008	March 31, 2007
Cost of sales	$234	$19
Research and development	499	57
Sales and marketing	680	60
General and administrative	578	191
Acquisition and integration related	187	—

Share-based compensation expense before taxes	2,178	327
Income tax benefit	734	112

Net share-based compensation expense	$1,444	$215

No compensation cost was capitalized in inventory in 2008 or 2007 as the amounts were not material.

4. Net Income Per Common Share

Net income per common share for the three months ended March 31, 2008 and 2007 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended March 31,
(in thousands)	2008	2007
Weighted average number of common shares used to compute basic net income per common share	195,993	150,389
Dilutive effect of warrants	5,195	2,827
Dilutive effect of stock options and restricted stock units	3,938	2,983

Weighted average number of common shares used to compute diluted net income per common share	205,126	156,199

Outstanding stock options having no dilutive effect, not included in above calculation	1,358	2,438

Outstanding warrants having no dilutive effect, not included in above calculation	21,667	24,037

March 31, 2008 U.S. GAAP Quarterly Report	10

5. Acquisitions

2008 Acquisitions

On February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consists of an upfront payment in the amount of Australian dollars (AUD) 920,000 and a potential milestone payment amounting to a maximum of up to AUD 400,000 which will become due upon the accomplishment of certain revenue targets in the 12 month period following the acquisition. On May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. The establishment of QIAGEN Mexico represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities at businesses acquired in 2007. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” (EITF Issue No. 95-3) have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying balance sheet.

Changes in the acquisition accrual for the period ended March 31, 2008 are as follows:

(in thousands)	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310	$1,561	$152	$4,023
Amounts accrued	166	—	75	241
Amounts paid in cash or settled	(240)	(392)	(158)	(790)

ACCRUAL BALANCE AT MARCH 31, 2008	$2,236	$1,169	$69	$3,474

6. Investments and Variable Interest Entities

Investments—The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. The center is expected to be fully operational in 2008. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays which bears interest at 15% and is due in March 2013.

Variable Interest Entities—FASB revised Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)) requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

March 31, 2008 U.S. GAAP Quarterly Report	11

Since November 1999, the Company has had a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary within the provisions of FIN 46 (R). Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the three-month period ended March 31, 2008.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46 (R), QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

7. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” (SFAS 157), which requires the Company to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 clarifies the fair value measurement objective within U.S. generally accepted accounting principles and its application under the varying pronouncements that require or permit fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s financial assets and liabilities subject to SFAS 157 consist of investments in privately held companies, derivative contracts used to hedge currency risk on foreign denominated loans, and foreign currency exchange options used to manage potential losses from foreign currency exposures. There were no changes in valuation techniques during the three months ended March 31, 2008.

Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. Derivative instruments are classified in Level 2 of the fair value hierarchy.

The Company has forward and swap arrangements totaling $44.0 million which qualify for hedge accounting as cash flow hedges of foreign currency denominated intercompany loans. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives. The contracts mature in July 2011 and had fair market values at March 31, 2008 and December 31, 2007 of approximately $8.5 million and $5.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets. During the three months ended March 31, 2008, $3.4 million of realized loss was included in other income (expense), net and $2.7 million of net unrealized loss was included in other accumulated comprehensive income.

March 31, 2008 U.S. GAAP Quarterly Report	12

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The fair market values of these options totaled approximately EUR 493,000 ($780,000) at March 31, 2008 and EUR 1.0 million ($1.5 million) at December 31, 2007, respectively, which are included in other liabilities in the accompanying consolidated balance sheets. Gains or losses from changes in the fair market values are included in other income (expense), net. The 2007 options expired in January 2008 and a loss of EUR 981,000 (or approximately $1.4 million) was realized.

Unrealized gains and losses related to hedging contracts are included in other accumulated comprehensive income. Realized gains and losses are included in other income (expense), net.

8. Debt

The Company has seven separate lines of credit with aggregate borrowing availability of approximately $166.9 million with variable interest rates, of which insignificant amounts were utilized at March 31, 2008 and December 31, 2007.

At March 31, 2008 and December 31, 2007, long-term debt totaled approximately $950.0 million, none of which was current. Long-term debt consists of the following:

(in thousands)
$500 million note payable bearing interest at LIBOR plus 0.07%, or 3.404% and 5.545% at March 31, 2008 and December 31, 2007, respectively, due on July 12, 2012, with payments beginning in 2009	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	150,000

Total long-term debt	950,000
Less current portion	—

Long-term portion	$950,000

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2008.

March 31, 2008 U.S. GAAP Quarterly Report	13

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At March 31, 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At March 31, 2008, $150.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.9 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

9. Inventories

The components of inventories consist of the following as of March 31, 2008 and December 31, 2007:

(in thousands)	March 31, 2008	December 31, 2007
Raw materials	$28,965	$26,855
Work in process	41,375	35,894
Finished goods	28,755	25,597

Total inventories	$99,095	$88,346

March 31, 2008 U.S. GAAP Quarterly Report	14

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of March 31, 2008 and December 31, 2007:

(in thousands)	March 31, 2008		December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$223,291	$(30,862)	$216,871	$(24,557)
Developed technology	348,058	(39,545)	345,213	(30,412)
Customer Base and Trademarks	143,774	(13,638)	142,152	(10,160)

	$715,123	$(84,045)	$704,236	$(65,129)

Unamortized Intangible Assets:
Goodwill	$1,113,354		$1,107,882

The changes in the carrying amount of goodwill for the three months ended March 31, 2008 resulted from foreign currency translation and purchase price adjustments, related to tax matters in connection with 2007 acquisitions.

Amortization expense on intangible assets totaled approximately $16.4 million and $3.4 million for the three-month periods ended March 31, 2008 and 2007, respectively. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)
2009	$65,389
2010	$64,842
2011	$64,264
2012	$63,014
2013	$61,681

11. Income Taxes

The provision for income taxes for the three-month periods ended March 31, 2008 and 2007 is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. The German tax rate decreased to 30% for 2008 from 39% in 2007. Thus, in 2008, an increasing portion of pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In the three-month period ended March 31, 2008, the effective tax rate was 26% compared to the effective tax rate of 32% in the three-month period ended March 31, 2007.

The Company assesses uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109” (FIN 48). At March 31, 2008, the Company’s unrecognized tax benefits totaled approximately $11.4 million, of which $9.0 million in benefits, if recognized, would favorably affect our effective tax rate in any future period.

It is possible that approximately $3.9 million of the unrecognized tax benefits may be released during the next 12 months. This amount relates predominantly to transfer pricing, tax losses carried forward and uncertain tax positions as a result of the Company’s reorganization efforts in 2002. These matters are expected to be settled either in the course of ongoing negotiations or when the statutes of limitations expire. We cannot reasonably estimate the range of the potential outcomes from these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

March 31, 2008 U.S. GAAP Quarterly Report	15

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. In other cases the Company has accrued for such taxes.

12. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2007 to March 31, 2008 and from December 31, 2006 to March 31, 2007, respectively:

(in thousands, except for number of shares)	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total
BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	20,333	—	20,333
Proceeds from subscription receivables	—	—	150	—	—	150
Unrealized (loss), net on forward contracts	—	—	—	—	(2,658)	(2,658)
Realized loss, net on forward contracts	—	—	—	—	3,379	3,379
Realized (gain), net on marketable securities	—	—	—	—	(780)	(780)
Translation adjustment	—	—	—	—	27,536	27,536
Issuance of common shares in connection with stock plan	957,887	14	5,965	—	—	5,979
Issuance of common shares in connection with eGene	3,466	1	62	—	—	63
Share-based compensation	—	—	2,178	—	—	2,178
Tax benefit of employee stock plans	—	—	3,291	—	—	3,291

BALANCE AT MARCH 31, 2008	196,296,429	$2,190	$937,243	$409,112	$102,501	$1,451,046

March 31, 2008 U.S. GAAP Quarterly Report	16

(in thousands, except for number of shares)	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Earnings	Income
BALANCE AT DECEMBER 31, 2006	150,167,540	$1,535	$178,656	$344,739	$41,235	$566,165

Net income	—	—	—	19,867	—	19,867
Proceeds from subscription receivable	—	—	110	—	—	110
Unrealized (loss), net on marketable securities	—	—	—	—	(26)	(26)
Unrealized gain, net on forward contracts	—	—	—	—	45	45
Realized loss, net on forward contracts	—	—	—	—	363	363
Translation adjustment	—	—	—	—	4,579	4,579
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,984)	—	(6,984)
Issuance of common shares in connection with stock plan	342,211	4	2,509	—	—	2,513
Share-based compensation	—	—	327	—	—	327
Tax benefit of employee stock plans	—	—	535	—	—	535

BALANCE AT MARCH 31, 2007	150,509,751	$1,539	$182,137	$357,622	$46,196	$587,494

13. Comprehensive Income

The components of comprehensive income for the three-month periods ended March 31, 2008 and 2007 are as follows:

	Three Months Ended March 31,
(in thousands)	2008	2007
Net income	$20,333	$19,867
Net realized (gain) on marketable securities	(780)	—
Net unrealized (loss) on marketable securities	—	(26)
Net unrealized gain (loss) on forward contracts	(2,658)	45
Net realized loss on forward contracts	3,379	363
Foreign currency translation gain adjustments	27,536	4,579

Comprehensive income	$47,810	$24,828

March 31, 2008 U.S. GAAP Quarterly Report	17

The following table is a summary of the components of accumulated other comprehensive income as of March 31, 2008 and December 31, 2007:

(in thousands)	March 31, 2008	December 31, 2007
Net unrealized gain on marketable securities	$—	$780
Net unrealized gain on forward contracts, net of tax of $314 and $512 in 2008 and 2007, respectively	1,946	1,225
Net unrealized (loss) on pension, net of tax of $67 in 2008 and 2007	(157)	(157)
Foreign currency translation adjustments	100,712	73,176

Accumulated other comprehensive income	$102,501	$75,024

14. Commitments and Contingencies

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $23.7 million based on the achievement of certain revenue and operating results milestones as follows: $6.7 million in 2008, $4.0 million in 2010, and $13.0 million payable in any 12 month period from now until 2010 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of March 31, 2008 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the three-month period ended March 31, 2008 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	748
Usage	(502)
Adjustments to previously provided warranties, net	50
Currency translation	(23)

BALANCE AT MARCH 31, 2008	$1,894

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of March 31, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation, the Company is now involved in various claims and legal proceedings including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

March 31, 2008 U.S. GAAP Quarterly Report	18

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on June 11, 2008. A hearing date has not been set. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The trial before the panel is scheduled for October 27, 2008 to November 14, 2008. QIAGEN intends to vigorously pursue this case.

March 31, 2008 U.S. GAAP Quarterly Report	19

15. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

(in thousands)	Three Months Ended March 31,
Net Sales	2008	2007
North America	$237,641	$88,586
Germany	79,365	59,878
Switzerland	17,340	11,691
Asia	21,470	17,159
Rest of World	43,117	33,384
Corporate	535	83

Subtotal	399,468	210,781
Intersegment Elimination	(192,362)	(82,902)

Total	$207,106	$127,879

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

(in thousands)	Three Months Ended March 31,
Intersegment Sales	2008	2007
North America	$(131,269)	$(38,561)
Germany	(46,293)	(35,663)
Switzerland	(14,205)	(8,090)
Asia	(538)	(476)
Rest of World	(57)	(112)

Total	$(192,362)	$(82,902)

Intersegment sales are generally accounted for by a formula based on local list prices or manufacturing costs and eliminated in consolidation.

March 31, 2008 U.S. GAAP Quarterly Report	20

(in thousands)	Three Months Ended March 31,
Operating Income (Loss)	2008	2007
North America	$22,079	$11,516
Germany	18,342	13,392
Switzerland	(1,298)	74
Asia	1,340	2,163
Rest of World	6,113	5,763
Corporate	(2,006)	(1,986)

Subtotal	44,570	30,922
Intersegment Elimination	(11,532)	(2,126)

Total	$33,038	$28,796

The Corporate component of operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

Assets (in thousands)	March 31, 2008	December 31, 2007
North America	$1,900,410	$2,122,875
Germany	460,912	459,761
Switzerland	103,826	97,730
Asia	87,495	80,987
Rest of World	130,100	119,470
Corporate	1,841,605	1,862,963

Subtotal	4,524,348	4,743,786
Intersegment Elimination	(1,682,102)	(1,968,612)

Total	$2,842,246	$2,775,174

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

March 31, 2008 U.S. GAAP Quarterly Report	21

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

March 31, 2008 U.S. GAAP Quarterly Report	22

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers. We employ more than 2,700 people in over 30 locations worldwide.

Since 2002, we have had a compound annual growth rate of approximately 17% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combined our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

On a consolidated basis, operating income increased to $33.0 million in the three-month period ended March 31, 2008 from $28.8 million in the same period of 2007. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of our facilities in Norway, Canada and Fremont, California. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as the financing vehicles for the issuance of convertible debt, are not consolidated.

March 31, 2008 U.S. GAAP Quarterly Report	23

The following table sets forth operating income by segment for the three months ended March 31, 2008 and 2007. Further segment information can be found in Note 15 in the accompanying financial statements.

(in thousands)	Three Months Ended March 31,
Operating Income (Loss)	2008	2007
North America	$22,079	$11,516
Germany	18,342	13,392
Switzerland	(1,298)	74
Asia	1,340	2,163
Rest of World	6,113	5,763
Corporate	(2,006)	(1,986)

Subtotal	44,570	30,922
Intersegment Elimination	(11,532)	(2,126)

Grand Total	$33,038	$28,796

In the first quarter of 2008, operating income in North America increased compared to the same period in 2007, primarily due to the 2007 acquisitions. The United States experienced an increase in sales; however, expenses in North America, including the amortization of the acquired intangibles, were also higher as a result of the 2007 acquisitions and ongoing integration efforts.

In Germany, operating income was higher in the first quarter of 2008 compared to the first quarter of 2007 primarily due to an increase in sales.

In Switzerland, the decrease in operating income in the first quarter of 2008 as compared to the same period in 2007 was primarily due to an increase in instrumentation sales offset by an increase in research and development expense.

The net decrease in operating income in our Asia segment is primarily due to an increase in operating expense in China at our new China sales office, located in Shanghai.

The operating income increase in our Rest of World segment is primarily due to increased sales in the first quarter of 2008 as compared to the same period in 2007 resulting from acquisitions and organic growth.

First Quarter Ended March 31, 2008 compared to 2007

Net Sales

In the first quarter of 2008, net sales increased 62% to $207.1 million compared to $127.9 million in the first quarter of 2007. Net sales are attributed to countries based on the location of the subsidiary recording the sale. Our first quarter 2008 net sales include the results of operations of Digene and eGene, which were acquired after the first quarter of 2007. In the first quarter of 2008, net sales in Germany increased 37%, net sales in Asia increased 25%, primarily driven by Singapore, China, and Korea, net sales in North America increased 113% and net sales in Rest of World increased 29%. The increase in sales in each of these regions was the result of an increase in sales of our consumable and instrumentation products, which experienced growth rates of 68% and 11%, respectively, in the first three months of 2008 as compared to the same period in 2007. The increase in sales includes organic growth (10%), sales from our recently acquired businesses (43%), and the impact of foreign exchange rates (9%).

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched 19 new products in the area of sample & assay technologies including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition we launched a number of assay technologies, including two tests for the applied testing markets to detect bovine virus diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses.

March 31, 2008 U.S. GAAP Quarterly Report	24

A significant portion of our revenues is denominated in euros and other currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the three months ended March 31, 2008, using identical foreign exchange rates for both periods, net sales would have increased approximately 53% as compared to the reported increase of 62%.

Gross Profit

Gross profit was $141.2 million (68% of net sales) in the quarter ended March 31, 2008 as compared to $87.0 million (68% of net sales) for the same period in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. The gross margin of 68% in the first quarter of 2008 as compared to the gross margin of 68% in the first quarter of 2007 reflects a favorable impact from increased production capacity which resulted in higher cost absorption, and the impact from the increase in consumable sales, offset by an increase in amortization of acquisition-related intangible assets.

Our consumable sales in the first quarter of 2008 represent approximately 92% of our total sales and increased 68% over sales in the first quarter of 2007. In the first quarter of 2008, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

We experienced increased instrument sales in the first quarter of 2008, including sales of our new QIAcube instrument which began shipping in April 2007. However, instrument sales growth in the first quarter was below the growth rates experienced in 2007, as customers anticipate shipments and availability of new systems such as the QIAsymphony and QIAxcel. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During the first three months of 2008 and 2007, instrumentation sales represented approximately 7% and 10%, respectively, of our total sales.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $10.8 million in the first quarter of 2008 as compared to $1.9 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Research and Development

Research and development expenses increased 85% to $21.4 million (10% of net sales) in the first quarter of 2008 compared to $11.5 million (9% of net sales) in the same period of 2007. Using identical foreign exchange rates for both quarters, research and development expenses increased approximately 70%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 73% to $54.1 million (26% of net sales) in the first quarter of 2008 from $31.3 million (24% of net sales) in the same period of 2007. Using identical foreign exchange rates in each quarter, sales and marketing expenses increased 63%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the first quarter of 2008 as compared to the first quarter of 2007 is primarily due to our third quarter 2007 acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

March 31, 2008 U.S. GAAP Quarterly Report	25

General and Administrative

General and administrative expenses increased 46% to $19.9 million (10% of net sales) in the first quarter of 2008 from $13.6 million (11% of net sales) in the same period of 2007. Using identical foreign exchange rates for both quarters, general and administrative expenses increased approximately 37%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring in 2002, has continued to expand along with our growth. In connection with the continued integration of acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition, Integration and Related Costs

During the three-month period ended March 31, 2008, we recorded acquisition, integration and related costs of $8.7 million. This amount included $1.4 million in severance and employee-related costs, and $7.3 million in costs related to the integration of recently acquired companies.

During the three-month period ended March 31, 2007, we recorded acquisition, integration and related costs of $690,000. This amount included $117,000 in severance and employee related costs, and $530,000 in costs related to the integration of recently acquired companies.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the first quarter of 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $3.7 million compared to $691,000 in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Relocation and Restructuring Costs

Relocation and restructuring costs relate to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. In 2007, we commenced the restructuring of the Huntsville, Alabama facility which will continue into 2008, along with some realignment of our Canadian facility. The restructuring of these facilities is expected to be completed during 2008 at an estimated cost of $700,000.

In 2007 we completed the restructuring of acquired businesses located in Norway and North America at a total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In the three months ended March 31, 2007, these costs consisted primarily of relocation and severance costs of $173,000, lease and facility costs of $135,000 and other costs of $100,000.

Other Income (Expense)

Other expense was $5.3 million in the first quarter of 2008 compared to other income of $221,000 in the first quarter of 2007. This increase in expense was mainly due to higher interest expense, a loss on foreign currency transactions, and lower interest income.

For the quarter ended March 31, 2008, interest income decreased to $3.0 million from $5.2 million in the same period of 2007. The decrease in interest income was primarily the result of a decrease in the amount of investments along with a decline in interest rates. At March 31, 2008, we had $351.6 million in cash and cash equivalents compared to $386.1 million at March 31, 2007. As of March 31, 2008, we had no marketable securities investments as compared to $98.8 million at March 31, 2007. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Interest expense increased to $10.5 million in the first quarter of 2008 compared to $4.7 million in 2007. Interest costs relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007.

March 31, 2008 U.S. GAAP Quarterly Report	26

In the three months ended March 31, 2008, research and development grant income from European, as well as German, state and federal government grants increased to $975,000 from $27,000 in the same period of 2007. We conduct significant research and development activities in Germany and expect to continue to apply for such research and development grants in the future.

In the three-month period ended March 31, 2008, we recorded a net gain from equity method investees of $541,000 compared to $380,000 in the same period of 2007. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During the fourth quarter of 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

We recorded a loss from foreign currency transactions of $847,000 in the first quarter of 2008 as compared to a loss of $446,000 in the first quarter of 2007. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies. See “Currency Fluctuations.”

Other miscellaneous income was $1.5 million in the first three months of 2008 as compared to $254,000 of other miscellaneous expense in the same period of 2007. At December 31, 2007, we had an investment in marketable securities consisting of an investment in Coley Pharmaceutical Group, Inc (CPG) of 289,096 shares with a fair market value of $2.3 million. In December 2007, CPG was acquired in a tender offer and as a result we tendered our shares in exchange for $8 per share. Upon the exchange in January 2008, we received $2.3 million in cash and recognized a gain of approximately $780,000.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In the first quarter of 2008 and 2007, our effective tax rate was 26% and 32%, respectively. Effective January 1, 2007, The Netherlands corporate tax rate decreased to 25.5% from 29.6%. The German tax rate decreased to 30% in 2008 as compared to 39% in 2007. Thus, in 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements, including acquisitions. As of March 31, 2008 and December 31, 2007, we had cash and cash equivalents of $351.6 million and $347.3 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At March 31, 2008, cash and cash equivalents had increased by $4.2 million over December 31, 2007 primarily due to cash provided by operating activities of $5.7 million and financing activities of $8.2 million, offset by cash used in investing activities of $10.2 million and the effect of exchange rate changes on cash and cash equivalents of $0.5 million. As of March 31, 2008 and December 31, 2007, we had working capital of $525.9 million and $482.2 million, respectively.

Operating Activities. For the periods ended March 31, 2008 and 2007, we generated net cash from operating activities of $5.7 million and $21.2 million, respectively. Cash provided by operating activities decreased in 2008 compared to 2007 primarily due to increases in inventories and accounts receivable and a decrease in accrued liabilities, partially offset by increases in net income and depreciation and amortization. The decrease in accrued liabilities in 2008 primarily reflects payment of liabilities assumed in connection with acquisitions, while the increase in accounts receivable reflects, in part, our increasing sales, as well as amounts which were due in the first quarter of 2008, but received in April 2008 due to a delay in a customer’s remittance. Additionally, the increase in inventories during the first quarter of 2008 reflects our new product introductions. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

March 31, 2008 U.S. GAAP Quarterly Report	27

Investing Activities. Approximately $10.2 million of cash was used in investing activities during the period ended March 31, 2008, compared to $68.4 million for the period ended March 31, 2007. Investing activities during the first quarter of 2008 consisted principally of purchases of property and equipment and cash paid for acquisitions and a loan to Dx Assay Pte Ltd, our new joint venture in Singapore.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $23.7 million based on the achievement of certain revenue and operating results milestones as follows: $6.7 million in 2008, $4.0 million in 2010, and $13.0 million payable in any 12 month period from now until 2010 based upon the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities. Financing activities provided $8.2 million in cash for the three months ended March 31, 2008, compared to $3.0 million for the three months ended March 31, 2007. Cash provided during the period was primarily due to the issuance of common shares in connection with our employee stock plans and tax benefits from stock-based compensation, partially offset by capital lease payments.

We have credit lines totaling $166.9 million at variable interest rates, none of which was utilized as of March 31, 2008. We also have capital lease obligations, including interest, in the amount of $36.1 million, and carry $950.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150 million revolving credit facility will also expire in July 2012. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

We have notes payable which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At March 31, 2008, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into shares of our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

March 31, 2008 U.S. GAAP Quarterly Report	28

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

At March 31, 2008, we had $351.2 million in cash and cash equivalents. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately $210,000.

Borrowings against lines of credit are at variable interest rates. At March 31, 2008 and December 31, 2007, we had insignificant amounts outstanding under our lines of credit. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At March 31, 2008, we had $950.0 million in long-term debt, of which $500.0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2008 quarter-to-date earnings by approximately $347,000, based on the period-end interest rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2008 and 2007 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase financial instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At March 31, 2008, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133.

We also have forward arrangements which qualify for hedge accounting as cash flow hedges of foreign-currency-denominated liabilities. These forward contracts total $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

March 31, 2008 U.S. GAAP Quarterly Report	29

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Consolidated Financial Statements

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

March 31, 2008 U.S. GAAP Quarterly Report	30

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Share-Based Compensation. Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified stock options, stock grants and stock-based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based awards granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOL’s is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Purchase Price Allocation. The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

March 31, 2008 U.S. GAAP Quarterly Report	31

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of our Annual Report on Form 20-F for the year ended December 31, 2007, which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Legal Proceedings

For information on legal proceedings, see Note 14 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

There are no material changes from the risk factors disclosed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2007.

March 31, 2008 U.S. GAAP Quarterly Report	32

Exhibit 99.2

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Interim Financial Report for the Period from January 1, 2008 to March 31, 2008

In Accordance with

Section 37x paragraph 3 /

Section 37w Wertpapierhandelsgesetz (WpHG)

[German Securities Trading Act]

QIAGEN N.V.

IFRS QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2008

Interim Management Report for the Period from January 1, 2008, to March 31, 2008 (unaudited)	3

Consolidated Financial Statements

Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-1

Consolidated Income Statements (unaudited) for the three months ended March 31, 2008 and 2007	F-2

Consolidated Statements of Changes in Equity (unaudited) for the three months ended March 31, 2008 and 2007	F-3

Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2008 and 2007	F-4

Selected Explanatory Notes to the Interim Consolidated Financial Statements (unaudited)	F-5

Responsibility Statement of the Management Board	F-16

March 31, 2008 IFRS Quarterly Report	2

INTERIM MANAGEMENT REPORT FOR THE PERIOD FROM JANUARY 1, 2008,

TO MARCH 31, 2008 (UNAUDITED)

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Report and the documents incorporated herein by reference may be forward-looking statements, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the risk factors which have been discussed in detail in our Annual Report for the year ended December 31, 2007, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations, Financial Position

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers. We employ more than 2,700 people in over 30 locations worldwide.

Since 2002, we have had a compound annual growth rate of approximately 17% in net sales. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

March 31, 2008 IFRS Quarterly Report	3

These transactions include:

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combined our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

On a consolidated basis, operating income increased to US$ 40.4 million in the three-month period ended March 31, 2008 from US$ 28.5 million in the same period of 2007. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations and costs related to the relocation and closure of our facilities in Norway, Canada and Fremont, California. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings.

The following table sets forth operating income by segment for the three months ended March 31, 2008 and 2007. Further segment information can be found in Note 12 in the accompanying financial statements.

Income (Loss) from Operations (Excluding Other Income and Other Expense)	Three months ended March 31,
(US$ thousands)	2008	2007
North America	25,199	11,435
Germany	19,636	12,408
Switzerland	256	1,170
Asia	1,334	2,158
Rest of World	6,109	5,759
Corporate	(2,006)	(2,007)

	50,528	30,923

Intersegment elimination	(11,532)	(2,126)

	38,996	28,797

In the first quarter of 2008, operating income in North America increased compared to the same period in 2007, primarily due to the 2007 acquisitions. The United States experienced an increase in sales; however, expenses in North America, including the amortization of the acquired intangibles, were also higher as a result of the 2007 acquisitions and ongoing integration efforts.

In Germany, operating income was higher in the first quarter of 2008 compared to the first quarter of 2007 primarily due to an increase in sales.

In Switzerland, the decrease in operating income in the first quarter of 2008 as compared to the same period in 2007 was primarily due to an increase in instrumentation sales offset by an increase in research and development expense.

The net decrease in operating income in our Asia segment is primarily due to an increase in operating expense in China at our new China sales office, located in Shanghai.

March 31, 2008 IFRS Quarterly Report	4

The operating income increase in our Rest of World segment is primarily due to increased sales in the first quarter of 2008 as compared to the same period in 2007 as resulting from acquisitions and organic growth.

First Quarter Ended March 31, 2008 compared to 2007

Net Sales

In the first quarter of 2008, net sales increased 62% to US$ 207.1 million compared to US$ 127.9 million in the first quarter of 2007. Net sales are attributed to countries based on the location of the subsidiary recording the sale. Our first quarter 2008 net sales include the results of operations of Digene and eGene, which were acquired after the first quarter of 2007. In the first quarter of 2008, net sales in Germany increased 37%, net sales in Asia increased 25%, primarily driven by Singapore, China, and Korea, net sales in North America increased 113% and net sales in Rest of World increased 29%. The increase in sales in each of these regions was the result of an increase in sales of our consumable and instrumentation products, which experienced growth rates of 68% and 11%, respectively, in the first three months of 2008 as compared to the same period in 2007. The increase in sales includes organic growth (10%), sales from our recently acquired businesses (43%), and the impact of foreign exchange rates (9%).

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched 19 new products in the area of sample & assay technologies including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition we launched a number of assay technologies, including two tests for the applied testing markets to detect bovine virus diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses.

A significant portion of our revenues is denominated in euros and other currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the three months ended March 31, 2008, using identical foreign exchange rates for both periods, net sales would have increased approximately 53% as compared to the reported increase of 62%.

Gross Profit

Gross profit was US$ 141.2 million (68% of net sales) in the quarter ended March 31, 2008, as compared to US$ 87.0 million (68% of net sales) for the same period in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. The gross margin of 68% in the first quarter of 2008 as compared to the gross margin of 68% in the first quarter of 2007 reflects a favorable impact from increased production capacity which resulted in higher cost absorption, and the impact from the increase in consumable sales, offset by an increase in amortization of acquisition-related intangible assets.

Our consumable sales in the first quarter of 2008 represent approximately 92% of our total sales and increased 68% over sales in the first quarter of 2007. In the first quarter of 2008, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

We experienced increased instrument sales in the first quarter of 2008, including sales of our new QIAcube instrument which began shipping in April 2007. However, instrument sales growth in the first quarter was below the growth rates experienced in 2007, as customers anticipate shipments and availability of new systems such as the QIAsymphony and QIAxcel systems. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During the first three months of 2008 and 2007, instrumentation sales represented approximately 7% and 10%, respectively, of our total sales.

March 31, 2008 IFRS Quarterly Report	5

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to US$ 10.8 million in the first quarter of 2008 as compared to US$ 1.9 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Research and Development

Research and development expenses increased 35% to US$ 15.4 million (7% of net sales) in the first quarter of 2008 compared to US$ 11.4 million (9% of net sales) in the same period of 2007. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 80% to US$ 57.7 million (28% of net sales) in the first quarter of 2008 from

US$ 32.0 million (25% of net sales) in the same period of 2007. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses.

The increase in sales and marketing expenses in the first quarter of 2008 as compared to the first quarter of 2007 is primarily due to our third quarter 2007 acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition,

the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 46% to US$ 19.9 million (10% of net sales) in the first quarter of 2008 from US$ 13.6 million (11% of net sales) in the same period of 2007. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring in 2002, has continued

to expand along with our growth. In connection with the continued integration of acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition, Integration and Related Costs

During the three-month period ended March 31, 2008, we recorded acquisition, integration and related costs of US$ 8.7 million. This amount included US$ 1.4 million in severance and employee related costs, and US$ 7.3 million in costs related to the integration of recently acquired companies.

During the three-month period ended March 31, 2007, we recorded acquisition, integration and related costs of US$ 690,000. This amount included US$ 117,000 in severance and employee related costs, and US$ 530,000 in costs related to the integration of recently acquired companies.

March 31, 2008 IFRS Quarterly Report	6

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under sales and marketing expense. Amortization of acquired in-process research and development which has been acquired in a business combination is recorded in operating expense under research and development expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the first quarter of 2008, the amortization expense on acquisition-related intangibles within operating expense increased to US$ 4.4 million compared to US$ 691,000 in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Relocation and Restructuring Costs

Relocation and restructuring costs relate to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. In 2007, we commenced the restructuring of the Huntsville, Alabama facility which will continue into 2008, along with some realignment of our Canadian facility. The restructuring of these facilities is expected to be completed during 2008 at estimated cost of US$ 700,000.

Non-Operating Income (Expense)

Non-operating expense was US$ 10.5 million in the first quarter of 2008 compared to non-operating income (expense) of

US$ 0 million in the first quarter of 2007. This increase in expense was mainly due to higher financial expense and lower financial income.

For the quarter ended March 31, 2008, financial income decreased to US$ 3.0 million from US$ 5.2 million in the same period of 2007. The decrease in financial income was primarily the result of a decrease in the amount of investments along with a decline in interest rates. At March 31, 2008, we had US$ 352.8 million in cash and cash equivalents compared to US$ 386.1 million at March 31, 2007. As of March 31, 2008, we had no marketable securities investments as compared to US$ 98.8 million at March 31, 2007. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Financial expense increased to US$ 13.1 million in the first quarter of 2008 compared to US$ 5.0 million in 2007. Interest costs relate to the US$ 500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and the convertible loans. The increase in financial expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007.

In the three-month period ended March 31, 2008, we recorded a net gain from equity method investees of US$ 440,000 compared to US$ 310,000 in the same period of 2007. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During the fourth quarter of 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

We recorded a loss from foreign currency transactions of US$ 845,000 in the first quarter of 2008 as compared to a loss of US$ 449,000 in the first quarter of 2007. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies.

March 31, 2008 IFRS Quarterly Report	7

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In the first quarter of 2008 and 2007, our effective tax rate was 25% and 16%, respectively. The tax rate in the first quarter of 2007 was positively affected by a tax deduction for share-based payment transactions. Effective January 1, 2007, The Netherlands corporate tax rate decreased to 25.5% from 29.6%. The German tax rate decreased to 30% for 2008 as compared to 39% in 2007. Thus, in 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements, including acquisitions. As of March 31, 2008 and December 31, 2007, we had cash and cash equivalents of US$ 352.8 million and

US$ 348.5 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At March 31, 2008, cash and cash equivalents had increased by US$ 4.3 million over December 31, 2007 primarily due to cash provided by operating activities of US$ 9.2 million and financing activities of US$ 4.9 million, offset by cash used in investing activities of US$ 10.2 million and the effect of exchange rate changes on cash and cash equivalents of US$ 0.5 million. As of March 31, 2008 and December 31, 2007, we had working capital of US$ 495.1 million and US$ 465.2 million, respectively.

Operating Activities. For the periods ended March 31, 2008 and 2007, we generated net cash from operating activities of US$ 9.2 million and US$ 22.2 million, respectively. Cash provided by operating activities decreased in 2008 compared to 2007 primarily due to increases in inventories and accounts receivable and a decrease in accrued liabilities, partially offset primarily by an increase of depreciation and amortization and income taxes payable. The decrease in accrued liabilities in 2008 primarily reflects payment of liabilities assumed in connection with acquisitions, while the increase in accounts receivable reflects, in part, our increasing sales as well as amounts which were due in the first quarter of 2008, but received in April 2008 due to a delay in a customer’s remittance. Additionally, the increase in inventories during the first quarter of 2008 reflects our new product introductions. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately US$ 10.2 million of cash was used in investing activities during the period ended March 31, 2008, compared to US$ 68.4 million for the period ended March 31, 2007. Investing activities during the first quarter of 2008 consisted principally of purchases of property and equipment and cash paid for acquisitions and a loan to Dx Assay Pte Ltd, our new joint venture in Singapore.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to US$ 23.7 million based on the achievement of certain revenue and operating results milestones as follows: US$ 6.7 million in 2008, US$ 4.0 million in 2010, and US$ 13.0 million payable in any 12 month period from now until 2010 based upon the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities. Financing activities provided US$ 4.9 million in cash for the three months ended March 31, 2008, compared to US$ 2.3 million for the three months ended March 31, 2007. Cash provided during the period was primarily due to the issuance of common shares in connection with our employee stock plans and tax benefits from stock-based compensation, partially offset by finance lease payments.

We have credit lines totaling US$ 166.9 million at variable interest rates, none of which was utilized as of March 31, 2008. We also have finance lease obligations, including interest, in the amount of US$ 36.1 million, and carry US$ 950.0 million of long-term debt.

March 31, 2008 IFRS Quarterly Report	8

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche

Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to us an aggregate amount of US$ 750 million in the form of (1) a US$ 500 million term loan, (2) a US$ 100 million bridge loan, and  (3) a

US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The US$ 150 million revolving credit facility will also expire in July 2012. The

US$ 100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer  and the merger. The revolving credit facility is available for general corporate purposes.

In August 2004, the Company completed the sale of US$ 150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. The effective interest rate of the Notes amounts to 5.20%. The Company has reserved 11.9 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of US$ 300.0 million principal amount of 3.25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20.00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. The effective interest rate of the Notes amounts to 7.3%. The Company has reserved 15.0 million shares of common stock for issuance in the event of conversion.

We expect that cash from financing activities will continue to be impacted by issuances of common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Risks and Rewards Related to Our Business

QIAGEN has a risk management system in place which enables us to determine and analyze risks at an early stage and to initiate necessary measures. The risks and rewards have not significantly changed in comparison to fiscal year 2007 and are stated in our Annual Report.

March 31, 2008 IFRS Quarterly Report	9

Outlook

Nucleic acids and proteins play an increasingly important role in molecular biology and every single day, the commercial use of technologies based on nucleic acids disseminates into new applications and markets. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as infectious disease testing, prevalence testing in oncology and genetic testing as well as applied testing, such as forensics, veterinary diagnostics, testing of genetically modified organisms, or GMOs, and other food testing, quality control testing in drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds US$ 1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional US$ 800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence in the sample must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

March 31, 2008 IFRS Quarterly Report	10

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone initial test, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

March 31, 2008 IFRS Quarterly Report	11

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

During 2007, the Company made an initial investment of US$ 747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. The center is expected to be fully operational in 2008. In the first quarter of 2008, the Company made a US$ 1.4 million loan to Dx Assays which bears interest at 15% and is due in March 2013.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services subject to adjustment.

March 31, 2008 IFRS Quarterly Report	12

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except par value and share data)	March 31, 2008 US$	December 31, 2007 US$
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	352,814	348,468
Current available-for-sale assets	0	2,313
Notes receivable	5,609	5,139
Trade accounts receivable	152,459	136,707
Inventories	99,095	88,346
Income taxes receivable	11,343	10,696
Prepaid expenses and other current assets	29,790	29,104

Total current assets	651,110	620,773

Non-Current Assets:
Property, plant and equipment	286,647	271,483
Goodwill	1,125,238	1,120,374
Intangible assets	716,564	714,760
Non-current available-for-sale assets	4,000	4,000
Deferred income taxes	142,302	126,282
Investments in equity-accounted investees	7,275	5,806
Other non-current assets	9,717	7,395

Total non-current assets	2,291,743	2,250,100

Total assets	2,942,853	2,870,873

Liabilities and Shareholders’ Equity

Current Liabilities:
Line of credit	0	4
Current financial debts	3,919	2,044
Current finance lease obligations	2,961	2,769
Trade accounts payable	37,821	40,379
Provisions	5,892	5,714
Income taxes payable	21,963	13,098
Accrued expenses and other current liabilities	83,447	91,607

Total current liabilities	156,003	155,615

Non-Current Liabilities:
Non-current financial debts	878,473	875,044
Non-current finance lease obligations	33,182	33,017
Deferred income taxes	277,061	272,347
Other non-current liabilities	10,727	8,309

Total non-current liabilities	1,199,443	1,188,717

Shareholders’ Equity Attributable to Equity Holders of the Parent:
Common shares, EUR 0.01 par value: Authorized—410,000,000 shares Issued and outstanding—196,296,429 shares in 2008 and 195,335,076 shares in 2007	2,190	2,175
Share premium	1,108,334	1,099,110
Retained earnings	369,939	347,683
Other reserves	1,946	2,124
Cumulative foreign currency translation adjustments	104,385	74,896

Total shareholders’ equity attributable to equity holders of the parent	1,586,794	1,525,988

Minority interest	613	553

Total equity	1,587,407	1,526,541

Total liabilities and shareholders’ equity	2,942,853	2,870,873

The accompanying notes are an integral part of these consolidated financial statements.

March 31, 2008 IFRS Quarterly Report	F-1

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

(in thousands except per share data)	Three months ended March 31, 2008 US$	Three months ended March 31, 2007 US$
Revenues	207,106	127,879
Cost of sales	(65,881)	(40,935)

Gross profit	141,225	86,944

Operating Expenses:
Research and development	(15,408)	(11,408)
Sales and marketing	(57,728)	(31,999)
General and administrative	(19,908)	(13,641)
Acquisition, integration and related costs	(8,725)	(690)
Relocation and restructuring costs	(460)	(409)
Other income	1,620	240
Other expense	(227)	(537)

Total operating expenses	(100,836)	(58,444)

Income from operations	40,389	28,500

Non-Operating Income (Expense):
Financial income	2,977	5,166
Financial expense	(13,083)	(5,026)
Foreign currency losses, net	(845)	(449)
Gain from investments in equity-accounted investees	440	310

Total non-operating income (expense)	(10,511)	1

Income before income taxes	29,878	28,501
Income taxes	(7,562)	(4,650)

Profit for the period	22,316	23,851

Profit attributable to
Equity holders of the parent	22,256	23,851
Minority interest	60	0

	22,316	23,851

Weighted average number of common shares
- basic	195,993	150,389
- diluted	199,931	153,372

Earnings per common share
- basic	0.11	0.16
- diluted	0.11	0.16

The accompanying notes are an integral part of these consolidated financial statements.

March 31, 2008 IFRS Quarterly Report	F-2

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Common Shares		Share Premium US$	Retained Earnings US$	Other Reserves US$	Cumulative Foreign Currency	Minority Interest US$	Total US$
(in thousands except for number of shares)	Shares	Amount US$				Translation Adjustments US$
BALANCE - December 31, 2006	150,167,540	1,535	327,226	273,312	1,114	40,733	0	643,920

Realized loss, net on forward contracts	0	0	0	0	363	0	0	363
Unrealized gain, net on forward contracts	0	0	0	0	45	0	0	45
Unrealized loss, net on marketable securities	0	0	0	0	(26)	0	0	(26)
Translation adjustment	0	0	0	0	0	4,601	0	4,601

Total income and expense for the period directly recognized in equity	0	0	0	0	382	4,601	0	4,983

Profit for the period	0	0	0	23,851	0	0	0	23,851

Total income and expense for the period	0	0	0	23,851	382	4,601	0	28,834

Common stock issuances under employee stock plans	342,211	4	2,509	0	0	0	0	2,513
Tax benefit of employee stock plans	0	0	2,162	0	0	0	0	2,162
Share-based payments	0	0	349	0	0	0	0	349

BALANCE - March 31, 2007	150,509,751	1,539	332,246	297,163	1,496	45,334	0	677,778

BALANCE - December 31, 2007	195,335,076	2,175	1,099,110	347,683	2,124	74,896	553	1,526,541

Unrealized loss, net on forward contracts	0	0	0	0	(2,658)	0	0	(2,658)
Realized loss, net on forward contracts	0	0	0	0	3,379	0	0	3,379
Realized gain, net on marketable securities	0	0	0	0	(899)	0	0	(899)
Translation adjustment	0	0	0	0	0	29,489	0	29,489

Total income and expense for the period directly recognized in equity	0	0	0	0	(178)	29,489	0	29,311

Profit for the period	0	0	0	22,256	0	0	60	22,316

Total income and expense for the period	0	0	0	22,256	(178)	29,489	60	51,627

Proceeds from subscription receivable	0	0	38	0	0	0	0	38
Issuance of common shares in connection with acquisitions	340,403	14	5,965	0	0	0	0	5,979
Common stock issuances under employee stock plans	620,950	1	62	0	0	0	0	63
Tax benefit of employee stock plans	0	0	981	0	0	0	0	981
Share-based payments	0	0	2,178	0	0	0	0	2,178

BALANCE - March 31, 2008	196,296,429	2,190	1,108,334	369,939	1,946	104,385	613	1,587,407

The accompanying notes are an integral part of these consolidated financial statements.

March 31, 2008 IFRS Quarterly Report	F-3

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)	Three months ended March 31, 2008 US$	Three months ended March 31, 2007 US$
Cash Flows From Operating Activities:
Net income	22,316	23,851
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	28,140	12,080
Capitalization of development expenses	(8,833)	(3,341)
Provision for losses on accounts receivable	264	229
Deferred income taxes	(9,325)	(2,911)
Stock option expenses	2,178	348
Gain on sale of marketable securities	(780)	0
Other non cash items	(515)	(314)
(Increase) decrease in:
Notes receivable	(137)	(1,487)
Accounts receivable	(12,864)	(5,069)
Income taxes receivable	136	(2,741)
Inventories	(9,540)	(2,159)
Prepaid expenses and other assets	(1,442)	(4,247)
Other assets	3,637	1,084
Increase (decrease) in:
Accounts payable	(5,685)	(1,812)
Accrued and other liabilities	(11,825)	5,605
Income taxes payable	11,096	3,024
Other liabilities	2,365	10

Net cash provided by operating activities	9,186	22,150

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(9,544)	(6,839)
Proceeds from sale of equipment	36	391
Purchases of intangible assets	(741)	(14,602)
Purchases of marketable securities	0	(45,265)
Sales of marketable securities	2,313	857
Cash paid for acquisitions, net of cash acquired	(869)	(3,153)
Loan to Dx Assays Pte. Ltd.	(1,441)	0
Other	0	163

Net cash used in investing activities	(10,246)	(68,448)

Cash Flows From Financing Activities:
Principal payments on finance leases	(687)	(168)
Proceeds from subscription receivable	38	0
Issuance of common shares	6,042	2,513
Other financing activities	(541)	0

Net cash provided by financing activities	4,852	2,345

Effect of exchange rate changes on cash and cash equivalents	554	(9)
Net increase (decrease) in cash and cash equivalents	4,346	(43,962)
Cash and Cash Equivalents, beginning of period	348,468	430,871

Cash and Cash Equivalents, end of period	352,814	386,909

Supplemental Cash Flow Disclosures:
Cash paid for interest	(1,837)	(2,967)
Cash received for interest	2,977	5,166
Cash paid for taxes	(4,535)	(7,238)

The accompanying notes are an integral part of these consolidated financial statements.

March 31, 2008 IFRS Quarterly Report	F-4

QIAGEN N.V.

SELECTED EXPLANATORY NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(unaudited)

1. Basis of Presentation

The interim consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and all companies in which the Company, directly or indirectly, has more than 50% of the voting rights or over which it exercises control. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated.

The interim consolidated financial statements for the period ended March 31, 2008 are in compliance with International Accounting Standards (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by QIAGEN, have been adopted for use in the EU by the European Commission.

In the opinion of the management, the three months financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2007.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2007.

2. Share-Based Payments

Stock-Based Payments

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, non-qualified stock options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain awards will be accelerated in the event of a Change of Control, as defined in the Plan. The Company had approximately 17.7 million shares of common stock reserved and available for issuance under this plan at March 31, 2008.

In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 4.5 million shares of the Company’s common stock has been reserved for issuances under these plans of which 1.2 million shares remain reserved and available for issuance as of March 31, 2008. The total number of shares reserved for issuance under these plans includes shares of common stock underlying all options and other awards that the Company has assumed in connection with the acquisition of Digene Corporation.

March 31, 2008 IFRS Quarterly Report	F-5

Stock Options

Generally, stock options granted vest over a three-year period. To date, all option grants have been at the closing market price on the grant date or at a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the period ended March 31, 2008, the estimated weighted average forfeiture rate was 4.9%.

During the three month period ended March 31, 2008 and 2007, the Company granted options to purchase 216,146 and 249,593 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three-month periods ended March 31, 2008 and 2007:

	2008	2007
Stock price volatility	39.5%	39.6%
Risk-free interest rate	2.73%	4.46%
Expected life (in years)	5.61	5.87
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of March 31, 2008 and changes during the three months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price (US$)	Weighted Average Contractual Term	Aggregate Intrinsic Value (US$)
Outstanding at December 31, 2007	11,362,641	13.63
Granted	216,146	22.43
Exercised	(605,215)	9.69
Forfeited and cancelled	(31,058)	28.96

Outstanding at March 31, 2008	10,942,514	13.98	5.18	87,655,123

Exercisable at March 31, 2008	10,300,611	13.69	4.93	85,887,697

Vested and expected to vest at March 31, 2008	10,913,758	13.97	0.09	87,544,999

March 31, 2008 IFRS Quarterly Report	F-6

The weighted average grant-date fair value of options granted during the three months ended March 31, 2008 was US$ 8.84. For the three months ended March 31, 2008 and 2007, options to purchase 605,215 and 343,211 shares, respectively, were exercised. The total intrinsic value of options exercised during the three months ended March 31, 2008 and 2007 was US$ 7.3 million and

US$ 3.8 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards is approximately US$ 4.0 million and will be recognized over a weighted average period of approximately 1.5 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 3% for the three months ended March 31, 2008. The weighted average grant date fair value of restricted stock units granted during the first quarter of 2008 was US$ 21.99. A summary of the Company’s restricted stock units as of March 31, 2008 and changes during the three months then ended is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value (US$)
Outstanding at December 31, 2007	1,585,558
Granted	542,246
Released	(335,215)
Forfeited and cancelled	(5,543)

Outstanding at March 31, 2008	1,787,046	4.01	37,170,557

Vested and expected to vest at March 31, 2008	1,716,966	3.88	35,712,893

Compensation Expense

Total share-based compensation expense for the three months ended March 31, 2008 and 2007 is comprised of the following:

Compensation Expense (US$ thousands)	March 31, 2008	March 31, 2007
Cost of sales	234	20
Research and development	499	59
Sales and marketing	680	65
General and administrative	578	204
Acquisition and integration related	187	—

Share-based compensation expense before taxes	2,178	348
Income tax benefit	734	120

Net share-based compensation expense	1,444	228

No compensation cost was capitalized in inventory in 2008 or 2007 as the amounts were not material.

March 31, 2008 IFRS Quarterly Report	F-7

3. Net Income Per Common Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the period.

Basic Earnings Per Share	Three months ended March 31,
(in thousands)	2008	2007
Total net income attributable to equity holders of the parent	22,256	23,851
Weighted average number of common shares used to compute basic net income per common share	195,993	150,389

Basic earnings per share	0.11	0.16

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In the first quarter 2008, share equivalents of 3,938,000 common shares (first quarter 2007: 2,983,000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In the first quarter 2008, 1,358,000 outstanding stock options (first quarter 2007: 2,438,000 stock options) were not considered in the calculation as they were antidilutive.

For the convertible bonds, the number of shares into which the bonds are assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bonds were converted. In the first quarters of 2008 and 2007, the effect of the convertible bonds was excluded from calculating diluted earnings per share as it was antidilutive.

Diluted Earnings Per Share	Three months ended March 31,
(in thousands)	2008	2007
Total net income (adjusted) attributable to equity holders of the parent	22,256	23,851
Weighted average number of common shares used to compute diluted net income per common share	199,931	153,372

Diluted earnings per share	0.11	0.16

March 31, 2008 IFRS Quarterly Report	F-8

4. Acquisitions in 2008

On February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consists of an upfront payment in the amount of Australian dollars (AUD) 920,000 and a potential milestone payment amounting to a maximum of up to AUD 400,000 which will become due upon the accomplishment of certain revenue targets in the 12 month period following the acquisition. On May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former Life Science distributor Quimica Valaner. The establishment of QIAGEN Mexico represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

5. Derivatives and Hedging

The Company has forward and swap arrangements totaling US$ 44.0 million which qualify for hedge accounting as cash flow hedges of foreign currency denominated intercompany loans. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives. The contracts mature in July 2011 and had fair market values at March 31, 2008 and December 31, 2007 of approximately

US$ 8.5 million and US$ 5.1 million, respectively, which are included in other non-current liabilities in the accompanying consolidated balance sheets. During the three months ended March 31, 2008, US$ 3.4 million of realized loss was included in other expense and US$ 2.7 million of net unrealized loss was included in other reserves.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The fair market values of these options totaled approximately EUR 493,000 (US$ 780,000) at March 31, 2008 and EUR 1.0 million (US$ 1.5 million) at December 31, 2007, respectively, which are included in accrued and other liabilities in the accompanying consolidated balance sheets. Gains or losses from changes in the fair market values are included in other income and other expense. The 2007 options expired in January 2008 and a loss of EUR 981,000 (or approximately

US$ 1.4 million) was realized.

Unrealized gains and losses related to hedging contracts are included in other reserves. Realized gains and losses are included in other income and other expense.

6. Debt

The Company has seven separate lines of credit with aggregate borrowing availability of approximately US$ 166.9 million with variable interest rates, of which insignificant amounts were utilized at March 31, 2008 and December 31, 2007.

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of US$ 750 million in the form of (1) a US$ 500 million term loan, (2) a US$ 100 million bridge loan, and (3) a US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The US$ 100 million bridge loan was utilized and repaid within the third quarter of 2007. The US$ 150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2008.

March 31, 2008 IFRS Quarterly Report	F-9

In August 2004, the Company completed the sale of US$ 150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. The effective interest rate of the Notes amounts to 5.20%. The Company has reserved 11.9 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of US$ 300.0 million principal amount of 3.25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20.00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2006 Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. The effective interest rate of the 2006 Notes amounts to 7.3%. The Company has reserved 15.0 million shares of common stock for issuance in the event of conversion.

7. Inventories

The components of inventories consist of the following as of March 31, 2008 and December 31, 2007:

(US$ thousands)	March 31, 2008	December 31, 2007
Raw materials	28,965	26,855
Work in process	41,375	35,894
Finished goods	28,755	25,597

Total inventories	99,095	88,346

8. Intangible Assets

The following sets forth the intangible assets by major asset class as of March 31, 2008 and December 31, 2007:

(US$ thousands)	March 31, 2008		December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Technology rights and patents	570,480	(70,283)	561,164	(54,863)
Computer software	40,739	(27,789)	37,648	(25,640)
Development expenses	87,937	(15,401)	75,322	(11,677)
Other intellectual properties	144,643	(13,762)	143,073	(10,267)

	843,799	(127,235)	817,207	(102,447)

Unamortized Intangible Assets:
Goodwill	1,125,238		1,120,374

The changes in the carrying amount of goodwill for the three months ended March 31, 2008 resulted from foreign currency translation and purchase price adjustments, related to tax matters in connection with 2007 acquisitions.

March 31, 2008 IFRS Quarterly Report	F-10

9. Income Taxes

The provision for income taxes for the three-month periods ended March 31, 2008 and 2007 is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. The German tax rate decreased to 30% for 2008 from 39% in 2007. Thus, in 2008, an increasing portion of pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007.

In the three-month period ended March 31, 2008, the effective tax rate was 25% compared to the effective tax rate of 16% in the three-month period ended March 31, 2007. The tax rate in the first quarter of 2007 was positively affected by a tax deduction for share-based payment transactions.

At March 31, 2008, the Company’s unrecognized tax benefits totaled approximately US$ 11.4 million, of which US$ 9.0 million in benefits, if recognized, would favorably affect our effective tax rate in any future period.

It is possible that approximately US$ 3.9 million of the unrecognized tax benefits may be released during the next 12 months. This amount relates predominantly to transfer pricing, tax losses carried forward and uncertain tax positions as a result of the Company’s reorganization efforts in 2002. These matters are expected to be settled either in the course of ongoing negotiations or when the statutes of limitations expire. We cannot reasonably estimate the range of the potential outcomes from these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. In other cases the Company has accrued for such taxes.

10. Other Reserves

Other Reserves (US$ thousands)	Total	Cash Flow Hedges	Marketable Securities
January 1, 2007	1,114	(290)	1,404

Realized loss on cash flow hedges	363	363	0
Unrealized gain on cash flow hedges	45	45	0
Unrealized loss on marketable securities	(26)	0	(26)

March 31, 2007	1,496	118	1,378

January 1, 2008	2,124	1,225	899

Unrealized loss on cash flow hedges	(2,658)	(2,658)	0
Realized loss on cash flow hedges	3,379	3,379	0
Realized gain on marketable securities	(899)	0	(899)

March 31, 2008	1,946	1,946	0

March 31, 2008 IFRS Quarterly Report	F-11

11. Commitments and Contingencies

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to US$ 23.7 million based on the achievement of certain revenue and operating results milestones as follows: US$ 6.7 million in 2008, US$ 4.0 million in 2010, and US$ 13.0 million payable in any 12 month period from now until 2010 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of March 31, 2008 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the three-month period ended March 31, 2008 are as follows:

(US$ thousands)
BALANCE AT DECEMBER 31, 2007	1,621
Provision charged to income	748
Usage	(502)
Adjustments to previously provided warranties, net	50
Currency translation	(23)

BALANCE AT MARCH 31, 2008	1,894

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of March 31, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation, the Company is now involved in various claims and legal proceedings including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on June 11, 2008. A hearing date has not been set. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

March 31, 2008 IFRS Quarterly Report	F-12

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement. The parties have served discovery requests (requests for production of documents and things).

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The trial before the panel is scheduled for October 27, 2008 to November 14, 2008. QIAGEN intends to vigorously pursue this case.

12. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

Revenues	Three months ended March 31,
(US$ thousands)	2008	2007
North America	237,641	88,586
Germany	79,365	59,878
Switzerland	17,340	11,691
Asia	21,470	17,159
Rest of World	43,117	33,384
Corporate	535	83

	399,468	210,781

Intersegment elimination	(192,362)	(82,902)

	207,106	127,879

March 31, 2008 IFRS Quarterly Report	F-13

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

Intersegment Revenues	Three months ended March 31,
(US$ thousands)	2008	2007
North America	(131,269)	(38,561)
Germany	(46,293)	(35,663)
Switzerland	(14,205)	(8,090)
Asia	(538)	(476)
Rest of World	(57)	(112)
Corporate	0	0

	(192,362)	(82,902)

Intersegment sales are generally accounted for by a formula based on local list prices or manufacturing costs and eliminated in consolidation.

Income (Loss) from Operations (Excluding Other Income and Other Expense)	Three months ended March 31,
(US$ thousands)	2008	2007
North America	25,199	11,435
Germany	19,636	12,408
Switzerland	256	1,170
Asia	1,334	2,158
Rest of World	6,109	5,759
Corporate	(2,006)	(2,007)

	50,528	30,923

Intersegment elimination	(11,532)	(2,126)

	38,996	28,797

The Corporate component of operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

Assets (US$ thousands)	Mar. 31, 2008	Dec. 31, 2007
North America	1,964,368	2,183,631
Germany	500,183	493,363
Switzerland	103,969	97,795
Asia	87,297	80,830
Rest of World	122,773	112,636
Corporate	1,846,365	1,871,230

	4,624,955	4,839,485

Intersegment elimination	(1,682,102)	(1,968,612)

	2,942,853	2,870,873

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

March 31, 2008 IFRS Quarterly Report	F-14

13. Subsequent Events

There were no subsequent events or transactions that would have a material impact on the financial statements as presented.

March 31, 2008 IFRS Quarterly Report	F-15

Responsibility Statement of the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Venlo, May 30, 2008

QIAGEN N.V.

(s) Peer M. Schatz	(s) Roland Sackers	(s) Bernd Uder	(s) Joachim Schorr

March 31, 2008 IFRS Quarterly Report	F-16